Exhibit 99.1

AirMedia Announces Unaudited Second Quarter 2012 Financial Results

Beijing, China – August 14, 2012 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial Highlights

•	Total revenues increased by 16.4% year-over-year to US$68.1 million.

•	Net loss attributable to AirMedia’s shareholders was US$1.5 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.02.

•

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$339,000. Adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to Airmedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding, was US$0.01. Adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to Airmedia’s shareholders (non-GAAP) divided by the number of ADSs as adjusted for dilution after taking into account grants under the share-based compensation plan, was US$0.01.

“The calculated spending of advertisers in the second quarter has been consistent with their perceptions of the macro-economic trend. However, AirMedia’s advertising platform has demonstrated sustained attractiveness to advertisers and we expect the same seasonality in the second half of 2012 which typically includes a strong revenue performance. In addition, we expect the nationwide mega-size LED screens we are building to become one of the growth drivers for the Company in the coming years,” commented Herman Guo, chairman and chief executive officer of AirMedia.

“Despite the unfavorable market conditions, we were able to achieve non-GAAP adjusted net income of US$339,000, which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets. Our efforts to reduce cost of revenue have begun to pay off,” Ping Sun, AirMedia’s chief financial officer, commented.

Separately AirMedia also announced today the appointment of Henry Ho as the Company’s chief financial officer, effective September 1, 2012.

Second Quarter 2012 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended June 30, 2012	% of Total Revenues	Quarter Ended March 31, 2012	% of Total Revenues	Quarter Ended June 30, 2011	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	63,046	92.5%	62,299	92.2%	54,669	93.4%	15.3%	1.2%
Digital frames in airports	29,652	43.5%	31,927	47.3%	27,364	46.7%	8.4%	-7.1%
Digital TV screens in airports	3,414	5.0%	2,169	3.2%	3,911	6.7%	-12.7%	57.4%
Digital TV screens on airplanes	7,143	10.5%	5,017	7.4%	5,608	9.6%	27.4%	42.4%
Traditional media in airports	20,764	30.5%	21,799	32.3%	16,056	27.4%	29.3%	-4.7%
Other revenues in air travel	2,073	3.0%	1,387	2.0%	1,730	3.0%	19.8%	49.5%
Gas Station Media Network	2,278	3.4%	3,290	4.9%	1,373	2.3%	65.9%	-30.8%
Other Media	2,809	4.1%	1,955	2.9%	2,488	4.3%	12.9%	43.7%

Total revenues	68,133	100.0%	67,544	100.0%	58,530	100.0%	16.4%	0.9%

Net revenues	66,583		66,144		57,014		16.8%	0.7%

Total revenues for the second quarter of 2012 reached US$68.1 million, representing a year-over-year increase of 16.4% from US$58.5 million and a quarter-over-quarter increase of 0.9% from US$67.5 million. The year-over-year increase was primarily due to increases in revenues from most of the Company’s product lines other than digital TV screens in airports. The quarter-over-quarter increase was primarily due to increases in revenues from digital TV screens on airplanes, digital TV screens in airports as well as other media and other revenues in air travel, partially offset by decreases in revenues from digital frames in airports, traditional media in airports and the gas station media network.

Revenues from digital frames in airports

Revenues from digital frames in airports for the second quarter of 2012 increased by 8.4% year-over-year and decreased by 7.1% quarter-over-quarter to US$29.7 million. The year-over-year increase was due to the Company’s continued sales efforts and advertisers’ continually growing acceptance of AirMedia’s digital frames. The quarter-over-quarter decrease was primarily due to advertisers’ continued caution in advertising spending and a shift in advertisers’ budget allocation from our digital frames in airports to our other product lines.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the second quarter of 2012 decreased by 12.7% year-over-year and increased by 57.4% quarter-over-quarter to US$3.4 million. The year-over-year decrease was primarily due to a drop in demand from advertisers. The quarter-over-quarter increase was primarily due to a sales promotion campaign in which we offered higher discounts for digital TV screens in airports. AirMedia plans to continue searching for ways to raise advertisers’ interest to utilize this product line.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the second quarter of 2012 increased by 27.4% year-over-year and by 42.4% quarter-over-quarter to US$7.1 million primarily due to the Company’s continued sales efforts.

Revenues from traditional media in airports

Revenues from traditional media in airports for the second quarter of 2012 increased by 29.3% year-over-year and decreased by 4.7% quarter-over-quarter to US$20.8 million. The year-over-year increase was primarily due to the Company’s continued sales efforts and advertisers’ continually growing acceptance of AirMedia’s traditional media in airports. The quarter-over- quarter decrease was primarily due to the reduced availability of some prime locations as a result of media format upgrade.

Revenues from the gas station media network

Revenues from the gas station media network for the second quarter of 2012 increased by 65.9% year-over-year and decreased by 30.8% quarter-over-quarter to US$2.3 million. The year-over-year increase was primarily due to the Company’s continued sales efforts and advertisers’ continually growing acceptance of AirMedia’s gas station media network. The quarter-over-quarter decrease was primarily due to the fact that when advertisers have limited advertising budgets, they tend to cut budgets on non-core advertising media such as gas station advertising.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media. Revenues from other media for the second quarter of 2012 increased by 12.9% year-over-year and increased by 43.7% quarter-over-quarter to US$2.8 million. The year-over-year and quarter-over-quarter increases were primarily due to a rebound in real estate sales which led to an increase in associated advertising in the second quarter of 2012.

Business tax and other sales tax

Business tax and other sales tax for the second quarter of 2012 were US$1.6 million, compared to US$1.5 million in the same period one year ago and US$1.4 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are deducted from total revenues, as permitted under applicable PRC tax law.

Net revenues

Net revenues for the second quarter of 2012 reached US$66.6 million, representing a year-over-year increase of 16.8% from US$57.0 million and a quarter-over-quarter increase of 0.7% from US$66.1 million.

Cost of Revenues

Cost of revenues for the second quarter of 2012 was US$59.8 million, representing a year-over-year decrease of 1.6% from US$60.8 million and a quarter-over-quarter decrease of 4.8% from US$62.8 million. The year-over-year and quarter-over-quarter decreases were primarily due to lower agency fees for third-party advertising agencies, which were partially offset by higher concession fees. Cost of revenues as a percentage of net revenues in the second quarter of 2012 was 89.9%, down from 106.6% in the same period one year ago and down from 95.0% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations and to other media resources owners for placing unipole signs and other outdoors media.

Concession fees for the second quarter of 2012 increased by 13.8% year-over-year and by 3.4% quarter-over-quarter to US$44.9 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the second quarter of 2012 was 67.5%, decreasing from 69.3% in the same period one year ago and increasing from 65.7% in the previous quarter. The year-over-year decrease of concession fees as a percentage of net revenues was primarily due to the fact that net revenues grew at a faster pace than concession fees. The quarter-over-quarter increase of concession fees as a percentage of net revenues was primarily due to the fact concession fees grew at a faster pace than net revenues.

Gross Profit

Gross profit for the second quarter of 2012 was US$6.8 million, compared to gross loss of US$3.8 million in the same period one year ago and gross profit of US$3.3 million in the previous quarter.

Gross profit as a percentage of net revenues for the second quarter of 2012 was 10.1%, compared to gross loss as a percentage of net revenues of negative 6.6% in the same period one year ago and gross profit as a percentage of net revenues of 5.0% in the previous quarter. The year-over-year and quarter-over-quarter increases in gross profit as a percentage of net revenues were due to increased net revenues and reduced cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended June 30, 2012	% of Net Revenues	Quarter Ended March 31, 2012	% of Net Revenues	Quarter Ended June 30, 2011	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	4,162	6.3%	4,083	6.2%	4,536	8.0%	-8.2%	1.9%
General and administrative expenses	5,056	7.6%	6,128	9.3%	4,343	7.6%	16.4%	-17.5%
Impairment of intangible assets	—	0.0%	—	0.0%	656	1.2%	-100.0%	NA

Total operating expenses	9,218	13.9%	10,211	15.5%	9,535	16.8%	-3.3%	-9.7%

Adjusted operating expenses (non-GAAP)	7,409	11.1%	8,314	12.6%	6,988	12.3%	6.0%	-10.9%

Total operating expenses for the second quarter of 2012 were US$9.2 million, representing a year-over-year decrease of 3.3% from US$9.5 million and a quarter-over-quarter decrease of 9.7% from US$10.2 million.

Share-based compensation expenses included in the total operating expenses for the second quarter of 2012 were US$993,000, compared to share-based compensation expenses of US$938,000 in the same period one year ago and share-based compensation expenses of US$992,000 in the previous quarter.

Adjusted operating expenses (non-GAAP) for the second quarter of 2012, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, were US$7.4 million, representing a year-over-year increase of 6.0% from US$7.0 million and a quarter-over-quarter decrease of 10.9% from US$8.3 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the second quarter of 2012, which is calculated by dividing adjusted operating expenses (non-GAAP) by net revenues, was 11.1%, compared to 12.3% in the same period one year ago and 12.6% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).

Selling and marketing expenses for the second quarter of 2012 were US$4.2 million, including share-based compensation expenses of US$297,000. This represented a year-over-year decrease of 8.2% from US$4.5 million and a quarter-over-quarter increase of 1.9% from US$4.1 million. The year-over-year decrease was primarily due to lower expenses related to the expansion of the gas station media network, which were partially offset by higher marketing and promotion expenses. The quarter-over-quarter increase was primarily due to higher marketing expenses.

General and administrative expenses for the second quarter of 2012 were US$5.1 million, including share-based compensation expenses of US$696,000. This represented a year-over-year increase of 16.4% from US$4.3 million and a quarter-over-quarter decrease of 17.5% from US$6.1 million. The year-over-year increase was primarily due to higher bad-debt provisions and higher office expenses and utilities expenses. The quarter-over-quarter decrease was primarily due to lower bad-debt provisions, lower salary expenses and lower professional fees.

Loss from Operations

Loss from operations for the second quarter of 2012 was US$2.5 million, compared to loss from operations of US$13.3 million in the same period one year ago and loss from operations of US$6.9 million in the previous quarter. Loss from operations as a percentage of net revenues for the second quarter of 2012 was negative 3.7%, compared to negative 23.3% in the same period one year ago and negative 10.4% in the previous quarter.

Adjusted loss from operations (non-GAAP) for the second quarter of 2012, which excluded share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was US$657,000, compared to adjusted loss from operations (non-GAAP) of US$10.8 million in the same period one year ago and adjusted loss from operations (non-GAAP) of US$5.0 million in the previous quarter. Adjusted operating margin (non-GAAP) for the second quarter of 2012, which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was negative 1.0%, compared to negative 18.9% in the same period one year ago and negative 7.5% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).

Income Tax Benefits/Expenses

Income tax benefits for the second quarter of 2012 were US$664,000, compared to income tax benefits of US$2.5 million in the same period one year ago and income tax expenses of US$1.9 million in the previous quarter.

Net Loss/Income Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the second quarter of 2012 was US$1.5 million, compared to net loss attributable to AirMedia’s shareholders of US$8.6 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$7.3 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2012 was US$0.02, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.13 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.12 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2012 was US$0.02, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.13 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.12 in the previous quarter.

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) for the second quarter of 2012, which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was US$339,000, compared to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$6.1 million in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$5.4 million in the previous quarter. Adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for the second quarter of 2012, which is adjusted net income attributable to Airmedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding, was US$0.01, compared to adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.09 in the same period one year ago and adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.09 in the previous quarter. Adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for the second quarter of 2012, which is adjusted net income attributable to Airmedia’s shareholders (non-GAAP) divided by the number of ADSs as adjusted for dilution after taking into account grants under the share-based compensation plan, was US$0.01, compared to adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.09 in the same period one year ago and adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.09 in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Income (Loss) and EPS to Non-GAAP Adjusted Net Income (Loss) and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income (loss) attributable to AirMedia’s shareholders (non-GAAP) and adjusted basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash and Restricted Cash

Other than restricted cash of US$8.2 million, cash totaled US$114.0 million as of June 30, 2012, compared to US$112.7 million as of December 31, 2011. The increase in cash from December 31, 2011 was primarily due to positive cash flow from operations.

ADS Repurchases

On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding ADSs within two years from March 21, 2011. As of August 12, 2012, AirMedia had repurchased an aggregate of 3,954,189 ADSs on the open market for a total consideration of US$12.4 million.

Other Recent Developments

On July 31, 2012, AirMedia commenced operation of a mega-size LED screen in the departure passage of the newly opened Terminal 3 of Xi’an Xianyang International Airport in Shaanxi province (“Xi’an Airport”).

On July 31, 2012, AirMedia commenced operations of 43 sets of newly-built digital TV screens and TV-attached digital frames at Terminal 1 and 78 sets of newly-built digital TV screens and TV-attached digital frames at Terminal 2 of Shanghai Pudong International Airport (“Pudong Airport”), which significantly increased AirMedia’s media presence in Pudong Airport. Plus the original 95 sets of digital TV screens at Terminal 1, AirMedia currently has 216 digital TV screens and 121 TV-attached digital frames in Pudong Airport. In addition, AirMedia also has 62 stand-alone digital frames in Pudong Airport.

On June 29, 2012, AirMedia commenced operations of 15 stand-alone digital frames in Sanya Fenghuang International Airport in Hainan province.

On June 1, 2012, AirMedia commenced operations of 17 stand-alone digital frames and 18 sets of multi-screen digital frames which combine three screens as one set in Xi’an Airport.

On May 31, 2012, AirMedia obtained concession rights contract to install and operate a mega-size LED screen and three light boxes above the security check areas in Jinan Yaoqiang International Airport in Shandong province from August1, 2012 to July 31, 2017.

Business Outlook

AirMedia currently expects its total revenues for the third quarter of 2012 to range from US$71.0 million to US$73.0 million, representing a year-over-year increase of 1.3% to 4.1% from the same period in 2011.

AirMedia currently expects its concession fees to be approximately US$45.0 million in the third quarter of 2012. The quarter-over-quarter increase from the second quarter of 2012 will be primarily due to the concession fee commitments under concession rights contracts that were newly signed or renewed or are expected to be signed or renewed.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended June 30, 2012		Quarter Ended March 31, 2012		Quarter Ended June 30, 2011		Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation		33		34		35	-5.7%	-2.9%
Number of time slots available for sale (2)		33,012		32,997		34,398	-4.0%	0.0%
Number of time slots sold (3)		9,535		12,448		10,422	-8.5%	-23.4%
Utilization rate (4)		28.9%		37.7%		30.3%	-4.6%	-23.3%
Average advertising revenue per time slot sold (5)	US$	3,110	US$	2,565	US$	2,626	18.4%	21.2%
Digital TV screens in airports
Number of airports in operation		35		37		37	-5.4%	-5.4%
Number of time slots available for sale (1)		16,789		17,683		18,446	-9.0%	-5.1%
Number of time slots sold (3)		6,174		1,663		2,438	153.2%	271.3%
Utilization rate (4)		36.8%		9.4%		13.2%	178.8%	291.5%
Average advertising revenue per time slot sold (5)	US$	553	US$	1,304	US$	1,604	-65.5%	-57.6%
Digital TV screens on airplanes
Number of airlines in operation		9		9		8	12.5%	0.0%
Number of time slots available for sale (1)		444		444		414	7.2%	0.0%
Number of time slots sold (3)		204		175		192	6.3%	16.6%
Utilization rate (4)		45.9%		39.4%		46.4%	-1.1%	16.5%
Average advertising revenue per time slot sold (5)	US$	35,015	US$	28,669	US$	29,208	19.9%	22.1%
Traditional Media in airports
Numbers of locations available for sale (6)		930		914		892	4.3%	1.8%
Numbers of locations sold (7)		587		680		635	-7.6%	-13.7%
Utilization rate (8)		63.1%		74.4%		71.2%	-11.4%	-15.2%
Average advertising revenue per location sold (9)	US$	35,373	US$	32,057	US$	25,285	39.9%	10.3%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.

(2)	A time slot is defined as a 12-second equivalent advertising time for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the second quarter 2012 earnings at 8:00 PM U.S. Eastern Time on August 14, 2012 (5:00 PM U.S. Pacific Time on August 14, 2012; 8:00 AM Beijing/Hong Kong time on August 15, 2012). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 2475 0994

International: +1 718 354 1231

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on August 14, 2012 and 11:59 p.m. on August 21, 2012, Eastern Time.

Replay Dial-in Information

U.S.: +1 866 214 5335

International: +1 718 354 1232

Pass code: 16224070

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, (3) impairment of goodwill, and (4) impairment of intangible assets.

Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net (Loss) Income and EPS and Non-GAAP Adjusted Net (Loss) Income and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP (Loss) Income from Operations to Non-GAAP Adjusted (Loss) Income from Operations” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 35 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	June 30, 2012	December 31, 2011
ASSETS:
Current assets:
Cash	114,027	112,734
Restricted cash	8,177	6,363
Accounts receivable, net	92,297	92,823
Prepaid concession fees	16,166	22,909
Amount due from related party	27	148
Other current assets	9,041	6,627
Deferred tax assets - current	5,572	6,061

Total current assets	245,307	247,665

Property and equipment, net	52,175	56,429
Long-term investments	4,344	2,047
Long-term deposits	18,688	15,042
Deferred tax assets - non-current	6,984	5,763
Acquired intangible assets, net	11,949	13,788
Goodwill	20,541	20,734

Total assets	359,988	361,468

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $61,697 and $67,371 as of December 31, 2011 and June 30, 2012, respectively)	69,612	63,577
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $9,585 and $6,130 as of December 31, 2011 and June 30, 2012, respectively)	7,186	11,276
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $11,516 and $17,792 as of December 31 2011 and June 30, 2012, respectively)	17,806	11,522
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $332 and $816 as of December 31, 2011 and June 30, 2012, respectively)	816	792
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $443 and $438 as of December 31, 2011 and June 30, 2012, respectively)	438	443

Total current liabilities	95,858	87,610

Deferred tax liability - non-current	3,325	3,800

Total liabilities	99,183	91,410

Equity
Ordinary shares	128	128
Additional paid-in capital	277,295	275,150
Treasury stock	(4,621)	(3,775)
Statutory reserves	8,049	8,049
Accumulated deficits	(46,935)	(38,138)
Accumulated other comprehensive income	28,310	30,734

Total AirMedia Group Inc.’s shareholders’ equity	262,226	272,148

Noncontrolling interests	(1,421)	(2,090)

Total equity	260,805	270,058

Total liabilities and equity	359,988	361,468

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011
Revenues	68,133	67,544	58,530
Business tax and other sales tax	(1,550)	(1,400)	(1,516)

Net revenues	66,583	66,144	57,014
Cost of revenues	59,831	62,823	60,788

Gross profit	6,752	3,321	(3,774)
Operating expenses:
Selling and marketing *	4,162	4,083	4,536
General and administrative *	5,056	6,128	4,343
Impairment of intangible assets	—	—	656

Total operating expenses	9,218	10,211	9,535

Loss from operations	(2,466)	(6,890)	(13,309)
Interest income	225	259	386
Other income, net	1,047	813	395

Loss before income taxes	(1,194)	(5,818)	(12,528)
Income tax benefits (expenses)	664	(1,913)	2,497

Net loss before net income of equity method investments	(530)	(7,731)	(10,031)
Net income of equity method investments	11	103	40

Net loss	(519)	(7,628)	(9,991)

Less: Net income(loss) attributable to noncontrolling interests	951	(301)	(1,351)

Net loss attributable to AirMedia Group Inc.’s shareholders	(1,470)	(7,327)	(8,640)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.01)	(0.06)	(0.07)
Diluted	(0.01)	(0.06)	(0.07)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.02)	(0.12)	(0.13)
Diluted	(0.02)	(0.12)	(0.13)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share—basic	125,181,769	125,241,217	130,815,205
Weighted average ordinary shares outstanding used in computing net loss per ordinary share—diluted	125,181,769	125,241,217	130,815,205

* Share-based compensation charges included are as follow:
Selling and marketing	297	297	284
General and administrative	696	695	654

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011
Net loss	(519)	(7,628)	(9,991)
Other comprehensive (loss) income	(2,255)	(151)	3,389

Comprehensive loss	(2,774)	(7,779)	(6,602)
Less: comprehensive income(loss) attributable to the noncontrolling interest	968	(300)	(1,358)

Comprehensive loss attributable to AirMedia Group Inc.’s shareholders	(3,742)	(7,479)	(5,244)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS AND EPS TO NON-GAAP ADJUSTED NET INCOME (LOSS) AND EPS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011
Net loss attributable to AirMedia Group Inc.’s shareholders	(1,470)	(7,327)	(8,640)
Amortization of acquired intangible assets	816	905	953
Share-based compensation	993	992	938
Impairment of intangible assets	—	—	656

Adjusted net income(loss) attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	339	(5,430)	(6,093)

Adjusted net income(loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	0.00	(0.04)	(0.05)
Diluted	0.00	(0.04)	(0.05)
Adjusted net income(loss) attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	0.01	(0.09)	(0.09)
Diluted	0.01	(0.09)	(0.09)
Shares used in computing adjusted basic net income(loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	125,181,769	125,241,217	130,815,205
Shares used in computing adjusted diluted net income(loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	125,181,769	125,241,217	130,815,205

Note: 1) The Non-GAAP adjusted net income (loss) per share and per ADS are computed using Non-GAAP adjusted net income (loss) and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.

RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011
Operating expenses (GAAP)	9,218	10,211	9,535
Amortization of acquired intangible assets	816	905	953
Share-based compensation	993	992	938
Impairment of intangible assets	—	—	656

Adjusted operating expenses (non-GAAP)	7,409	8,314	6,988

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	11.1%	12.6%	12.3%

AirMedia Group Inc.

RECONCILIATION OF GAAP (LOSS) INCOME FROM OPERATIONS TO NON-GAAP ADJUSTED (LOSS) INCOME FROM OPERATIONS

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011
Loss from operations	(2,466)	(6,890)	(13,309)
Amortization of acquired intangible assets	816	905	953
Share-based compensation	993	992	938
Impairment of intangible assets	—	—	656

Adjusted loss from operations (non-GAAP)	(657)	(4,993)	(10,762)

Adjusted operating margin (non-GAAP)	-1.0%	-7.5%	-18.9%